UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Following the Relevant Information dated July 27, 2014, with registration CNMV No. 208966, regarding PRISA’s sale of 34,583,221 shares in the company Mediaset España Comunicación, S.A., PRISA announces that the net proceeds from that sale have been used to buy back a portion of its financial debt at a discount. This has been done by way of a Dutch auction process aimed at its creditors and in accordance with the financing agreements signed in December 2013, having completed the first phase of such auction on today’s date, at an average price of 74.94%, that is, an average discount of € 0.2506 per euro.

The second phase of the auction will be closed tomorrow at 18:00, after which the final information on the total amount of debt bought back and the discount will be provided.

Madrid, August 6, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
August 6, 2014